To Our Shareholders:

2009 was a challenging year for Macatawa Bank. Losses in our real estate loan portfolios accelerated and continued to put pressure on the Bank's operating performance. For the year ended December 31, 2009, we incurred a net loss available to common shares of $66.5 million, or $3.81 per diluted share, compared to a loss of $39.7 million, or $2.33 loss per common share, in 2008.

These results are clearly not acceptable to the Board of Directors, the management team, or our employees, and we apologize for this disappointing performance. We are a community bank, and as a result, know many of our shareholders personally. We take our obligation to you and your investment seriously, and remain determined to take the steps necessary to restore Macatawa Bank to strong financial health.

We still feel strongly that the communities of Western Michigan need locally owned and locally managed community banks that offer superior financial products and excellent customer service. Our customers certainly agree, as evidenced by our rapid growth during the first decade of our existence, and our continued growth during a difficult economic environment. As larger regional and national banks focus their resources on markets other than Michigan, we remain committed to serving the banking needs of Kent, Ottawa and Allegan counties.

Growth, however, must be supported by disciplined business practices and supporting infrastructure. This has been our focus during the past 18 months, and will continue to be our focus as we move into 2010. The recent economic challenges have been unprecedented. Declines in real estate values, rising unemployment and slower consumer spending have clearly impacted our earnings performance. Although we are encouraged by recent signs of improvement in local economies and real estate markets, we are also mindful that economic downturns will occur again, and we must build a conservative and well-disciplined company capable of performing in any economic environment.

We have made significant changes during the past several years to add capabilities, expertise, and resources. We have revised our loan policies and implemented strict lending and compliance rules. Despite these changes, legacy loans, primarily within our land and residential real estate development portfolios, continue to deteriorate as we experience increased borrower defaults and lower real estate valuations. Provisions for loan losses during the year totaled $74.3 million, and costs associated with managing these non-performing loans, including collection costs and payment of real estate taxes, totaled $11.4 million. Significant write-downs in the valuation of these problem assets, along with improved real estate markets, give us the opportunity to accelerate the disposition of these assets, and moving these assets out of the Bank portfolio remains one of our top priorities.

Other events impacting our performance included the one-time $5.5 million settlement of the Trade Partners litigation in June 2009. This settlement puts the Trade Partners litigation behind us. Increased FDIC assessments also impacted all FDIC-insured institutions, and non-cash charges totaling $18.0 million were included in federal income tax expense to establish a valuation allowance on deferred tax assets. On a positive note, net interest margins improved during the year as the Federal Reserve kept interest rates at historic lows in efforts to stimulate economic activity. Operating expense, exclusive of costs associated with collection of delinquent loans and real estate valuation adjustments, continued to decline and reflect the benefits of cost-cutting measures and improved productivity processes implemented during 2008.

Total assets were $1.83 billion as of December 31, 2009, a decrease of $319.2 million from December 31, 2008. Total loans were $1.51 billion and declined by $263.2 million during the year, which represented the majority of the decline in total assets. The commercial real estate portfolio declined by $124.6 million primarily as a result of our efforts to reduce exposure to construction and land development loans, while commercial and industrial loans declined by $82.3 million due to a general decline in business activity.

The reduction in loan balances allowed us to reduce wholesale funding, including out-of-market deposits from brokers, by $138.0 million. The reduction in these deposit balances represents one of the highest costing deposits on our balance sheet, which has also helped provide positive momentum toward our net interest margin.

The Bank's total risk-based capital was 9.06% at December 31, 2009, down from10.71% at December 31, 2008. The Bank's tier one leverage capital ratio fell to 6.57% at year-end 2009, down from 8.26% at year-end 2008. Importantly, the Bank remains adequately capitalized under regulatory guidelines.

We are sharply focused on returning the Bank to profitability, and determined to regain your trust. As a result, the Board of Directors has been very active during the year to increase Board oversight and governance of the Bank.

This includes:
•

The appointment of Mr. Richard L. Postma as Chairman of the Board of Directors. Mr. Postma is a well-known and highly regarded business leader. He is the co-founder and CEO of U.S. Signal Co., LLC the Midwest's largest fiber optic carrier network. He is active in the West Michigan community, including his service on the Board of Trustees for Hope College.

•	The appointment of Mr. Doug Padnos, Mr. Tom Wesholski, and Mr. Ronald Haan to the Board of Directors. Mr. Ben Smith and Mr. Phil Koning resigned from the Board during the year.

•	The implementation of disciplined business and banking practices including strict lending and compliance rules.

•	The reduction of fees paid to Board members by 50%.

•	Strengthened risk management initiatives.

•	The suspension of dividend payments to holders of Trust Preferred Securities, and Series A and B Preferred Securities.

•

The execution of several expense reduction initiatives, including the suspension of employee retirement plan contributions, the continued prohibition on pay increases and bonus payments. Total cost-cutting measures now exceed $9 million during the previous two years.

•	The appointment of Ronald L. Haan as Interim CEO of the Corporation and Bank, and the establishment of a special Board Committee to begin the search for a permanent CEO.

•	Increased direct communication with the FDIC, the Federal Reserve Bank of Chicago, and the State of Michigan Office of Financial Institution Regulation to ensure compliance with regulatory direction.

Purchase activity in bank owned real estate is increasing. The significant reductions in carry values on these assets should provide us with greater opportunities to remove non-performing assets from the Bank's balance sheet. We continue to see growth in new customer households, and have been able to reduce our reliance on out-of-market funding.

Increasing our allowance for loan losses puts us in a much stronger position to address asset quality problems that have not yet been realized. The allowance for loan losses was increased during the year to $54.6 million, an increase of 43% or $16.3 million, from the allowance of $38.3 million at December 31, 2008.

Although improvement in our operating results may be uneven during 2010, we do expect the overall trend to be positive. We will focus on retaining and expanding the relationships we have with current customers, as well as building relationships with new ones. We will continue to make loans to qualified borrowers, but only under the strict lending guidelines that have been implemented during the past year. We intend to accelerate our efforts to dispose of non-performing assets.

The Board of Directors, management team and employees are determined to restore Macatawa Bank to profitability. Our vision of being a strong community bank remains unchanged. We know we have disappointed our shareholders and customers, but are determined to restore the confidence that is so critical to our relationship. Although challenges continue, we are 100% focused on improving our financial performance and building an organization that can provide financial services to the communities of Western Michigan over the long-term.

We sincerely appreciate your continued support and confidence as we work through these challenging times.

Sincerely,

Ronald L. Haan
Interim President & CEO

This letter contains forward-looking statements that are based on management's current beliefs, expectations, plans and intentions. Such statements involve substantial risks and uncertainties which could cause actual results to differ materially from those expressed or implied by the forward-looking statements. Please see the cautionary statement which appears inside of the front cover of the Form 10-K Annual Report which accompanies this letter for a more complete discussion of the risks and uncertainties associated with these forward-looking statements.

                    Macatawa Bank Corporation
                    2009 Financial Summary

	As of and for the year ended December 31
	2009	2008
(Dollars in thousands, except per share data)

SUMMARY OF OPERATIONS
Net Interest Income	$ 52,793	$ 58,131
Provision for loan losses	74,340	37,435
Noninterest income	16,697	18,144
Noninterest expense	67,391	86,067
Net loss (1)	(63,641)	(38,854)
Dividends declared on preferred shares	2,870	817
Net loss available to common shares	$ (66,511)	$ (39,671)

FINANCIAL CONDITION
Total assets	$ 1,830,172	$ 2,149,372
Loans	1,510,816	1,774,063
Allowance for loan losses	54,623	38,262
Deposits	1,416,337	1,665,761
Shareholders' equity	$ 87,991	$ 149,213

KEY RATIOS
Return on average equity	-50.60%	-24.06%
Return on average assets	-3.16%	-1.82%
Average net interest margin	2.82%	2.94%
Efficiency ratio	96.98%	112.84%
Average equity to average assets	6.24%	7.58%
Total risk-based capital ratio	9.23%	11.26%
Allowance for loan losses to total loans	3.62%	2.16%

SHARE INFORMATION
Basic earnings per common share	$ (3.81)	$ (2.33)
Diluted earnings per common share	(3.81)	(2.33)
Book value per common share	3.10	6.91
Dividends per common share	$ --	$ .26
Common shares outstanding at end of period	17,698,108	17,161,515

(1)	-

2009 includes an $11.4 million favorable tax benefit resulting from a tax law change extending the carry-back of net operating losses to five years, an $18.0 million non-cash charge to establish a valuation allowance on deferred tax assets and a one-time charge of $5.5 million associated with the settlement of the Trade Partners litigation.

	-	2008 includes a $27.6 million ($22.0 million after tax, or $1.60 per share) non-cash impairment charge for goodwill and other intangible assets.

Each of these items is discussed in the Company's December 31, 2009 SEC Form 10-K.

GRAND RAPIDS AREA

1. Allendale	8. Gaines
6299 Lake Michigan Drive	1575 68th Street SE
Allendale • 49401 • 616-895-9893	Grand Rapids • 49508 • 616-554-2172
(Across from Family Fare)	(Corner of 68th & Kalamazoo)

2. Breton Village	9. Grand Rapids Downtown
2440 Burton Street SE	126 Ottawa Avenue NW
Grand Rapids • 49546 • 616-301-8099	Grand Rapids • 49503 • 616-235-7000
(Across from Breton Village Mall)	(Next to the Peninsular Club)

3. Byron Center	10. Grandville
2261 84th Street	3191 44th Street SW
Byron Center • 49315 • 616-583-2244	Grandville • 49418 • 616-531-2551
(In front of Family Fare)	(Corner of 44th & Ivanrest)

4. Cascade	11. Hudsonville
6330 28th Street SE	3526 Chicago Drive
Grand Rapids • 49546 • 616-719-4280	Hudsonville • 49426 • 616-379-1375
(Next to Culvers and Pizza Hut)	(Across from Family Fare)

5. Clyde Park	12. Jenison
5271 Clyde Park Avenue SW	2020 Baldwin Street
Wyoming • 49509 • 615-531-0051	Jenison • 49428 • 616-662-5419
(Just north of 54th Street)	(Corner of 20th & Baldwin)

6. East Beltline	13. Jenison East
3177 Knapp Street NE	520 Baldwin Street
Grand Rapids • 49525 • 616-361-2228	Jenison • 49428 • 616-667-8860
(Corner of Knapp & East Beltline)	(In front of Meijer)

7. Forest Hills	14. Rockford
4590 Cascade Road	2820 10 Mile Road
Grand Rapids • 49546 • 616-942-3710	Rockford • 49341 • 616-863-1072
(Across from Forest Hills Foods)	(Across from Meijer)

15. Walker
2750 Walker Avenue NW
Walker • 49544 • 616-735-6440
(Corner of Walker & 3 Mile)

HOLLAND AREA

16. 141 East 8th Street
Holland • 49423 • 616-820-1320
(Corner of 8th Street & Columbia)
ZEELAND AREA
17. 701 Maple Avenue
Holland • 49423 • 616-820-1330	24. 815 East Main Avenue
(Corner of 29th & Maple)	Zeeland • 49464 • 616-748-9491
(Corner of Main & Fairview)
18. 489 Butternut Drive
Holland • 49424 • 616-786-9555	25. 41 North State Street
(Corner of James & Butternut)	Zeeland • 49464 • 616-748-9847
(Corner of State & Washington)
19. 699 East 16th Street
Holland • 49423 • 616-393-8527
(Corner of 16th & Waverly)

20. 20 East Lakewood Boulevard
Holland • 49424 • 616-594-2100
(In the Railside Strip Mall)
NORTHERN
21. 12415 Riley Street	ALLEGAN COUNTY
Holland • 49424 • 616-786-4240
(Next to Meijer on Riley)	26. HAMILTON BRANCH
4758 136th Avenue
22. Freedom Village	Hamilton • 49419 • 269-751-2505
145 Columbia Avenue	(Corner of M-40 & 136th)
Holland • 49423 • 616-494-1601
(Located in Freedom Village)	27. SAUGATUCK/DOUGLAS BRANCH
132 South Washington Avenue
23. GRAND HAVEN BRANCH	Douglas • 49406 • 269-857-8398
15135 Whittaker Way	(Between Wiley & Center Street)
Grand Haven • 49417 • 616-847-3740
(Adjacent to Meijer)

Board of Directors	Management Team

Richard L. Postma, Chairman	Ronald L. Haan
CEO, U.S. SIGNAL CO, LLC	INTERIM PRESIDENT AND CEO

Ronald L. Haan	Renae L.S. Eckland
INTERIM PRESIDENT AND CEO	SENIOR VICE PRESIDENT, CHIEF INFORMATION OFFICER

Mark J. Bugge	Lee J. Pankratz
CONTROLLER, VA ENTERPRISES, LLC	SENIOR VICE PRESIDENT, CHIEF LENDING OFFICER

Robert E. Den Herder	Jon W. Swets
PRESIDENT, PREMOVATION AUDIO	SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

John F. Koetje	Jill A. Walcott
PARTNER, JOHN F. KOETJE AND ASSOCIATES	SENIOR VICE PRESIDENT, SENIOR RETAIL BANKING OFFICER

Arend D. Lubbers	Christine M. Bart
PRESIDENT EMERITUS GRAND VALLEY STATE UNIVERSITY	VICE PRESIDENT, DIRECTOR OF MARKETING

Douglas B. Padnos	John W. Dice
MANAGER, PADNOS PAPER & PLASTICS	VICE PRESIDENT, TRUST SERVICES MANAGER

Thomas J. Wesholski	Lynda K. Logan
FORMER PRESIDENT AND CEO, GRAND BANK	VICE PRESIDENT, DIRECTOR OF RISK MANAGEMENT

Edward W. Ryan
VICE PRESIDENT, COMMERCIAL MARKET MANAGER

Any L. Ziel
VICE PRESIDENT, DIRECTOR OF HUMAN RESOURCES